Exhibit 99.1

Sierra Metals Reports Construction at Bolivar Mine/Mill in Mexico Has Been Completed Ahead of Schedule

Ramp Up Initiated to Take Throughput to 3,600 TPD From 3,000 TPD

TORONTO, Jan. 9, 2019 /CNW/ - Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") reports that the Company's expansion plans are on track at the Bolivar Mine in Mexico. In July 2018 we announced the results of a preliminary economic assessment at Bolivar to achieve a sustainable and staged increase in mine production and mill throughput from 3,000 tonnes per day ("TPD"), to 3,600 TPD in Q1-2019, and to 5,000 TPD by mid-2020.

Completion of the expansion included the installation of a refurbished mill, an electrical substation with 1250 KVA of capacity, a secondary crusher and a hydrocyclone cluster that allows for finer grind size optionality that is estimated to provide a 6% increase in copper recoveries from 80% to 86% at Bolivar Mine. The expansion was completed with a world class safety performance with zero lost time incidents and zero accidents reported. The Company used local engineering firms and local qualified contractors and technicians for the expansion project, with Sierra Metals staff conducting most of the supervision.

Igor Gonzales, President and CEO of Sierra Metals commented, "We are very pleased with the progress made with our expansion plans at the Bolivar Mine. With the early completion of construction at the Piedras Verdes Mill, we will deliver on our goal of a 20% increase in production from 3,000 TPD to 3,600 TPD, in Q1-2019."

"The expansion at Bolivar represents the first of many exciting milestones for Sierra Metals in 2019 as we continue toward our goal of creating additional value to the company and its shareholders. This expansion will contribute through a 20% increase in production rates, a 6% increase in copper recoveries and a decrease in costs per unit."

He concluded, "With increased production capacity at Bolivar Mine, we remain focused on our brownfield exploration program and the importance of continuing to add to our reserves and resources. With the discovery of future resource additions, we believe that this expansion will allow for potential new copper pounds discovered to be incorporated into production plans earlier than if the Company had maintained a lower capacity level."

Image 1: Process Flow Diagram (CNW Group/Sierra Metals Inc.)

Image 2: Electrical Substation (CNW Group/Sierra Metals Inc.)

Image 3: New Mill (CNW Group/Sierra Metals Inc.)

Image 4: Hydrocyclone Cluster, Secondary Crusher and Flash Cell (CNW Group/Sierra Metals Inc.)

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission ("SEC"). The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Gordon Babcock, Chief Operating Officer, Sierra Metals Inc., + 1 (416) 366-7777; Igor Gonzales, President & CEO, Sierra Metals Inc., +1(416) 366-7777

CO: Sierra Metals Inc.

CNW 06:50e 09-JAN-19